Exhibit 99.3

Sequans Communications

WO# 19107
▼ FOLD AND DetAch heRe ▼
			Please mark your votes as indicated in this example			☒

FOR

FIRST RESOLUTION

	ELECTION OF A SECOND STATUTORY AUDITOR AND DEPUTY AUDITOR	☐	☐	☐
The shareholders, having satisfied the quorum and majority of ordinary general meetings;

Having considered the report of the board of directors;

Decide to elect the firm MBV & Associés, 39, avenue de Friedland – 75008 Paris, represented by Ms Laure Saludes, partner, as second statutory auditor, with as alternate Ms Martine Leconte, 39, avenue de Friedland – 75008 Paris, for a period of 6 years which will expire at the end of the Ordinary Shareholders meeting called to approve the financial statements of the year ended December 31, 2017.

SECOND RESOLUTION

	DELEGATION OF AUTHORITY AND FORMALITIES	☐	☐	☐
The shareholders delegate all necessary authority to the bearer of the original copy of the minutes of this meeting, or of an extract or copy of these minutes, to comply with all legal obligations for publication of the results of this meeting, filing of the minutes as may be required and any other formalities related to this meeting.

					Mark Here for Address Change or Comments See ReveRSe	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature		Date

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Sequans Communications

Instructions to The Bank of New York Mellon, as Depositary (Must

be received prior to 5:00 pm Eastern Time on March 21, 2012)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying the Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on February 17, 2012 at the Ordinary General Meeting of Shareholders to be held on March 28, 2012, and any adjournments thereafter, in respect to the resolutions specified in the Notice of Meeting.

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities other than in accordance with instructions received by the holder of Depositary Shares.

Address change/comments (Mark the corresponding box on the reverse side)

THE BANK OF NEW YORK MELLON PO BOX 3549 S HACKENSACK NJ 07606-9249

(continued and to be marked, dated and signed, on the other side)

WO# 19107